

May 7, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Steven G. Bunger
President, Chief Executive Officer and Chairman of the Board
Mobile Mini, Inc.
7420 South Kyrene Road, Suite 101
Tempe, Arizona 85283

Re: **Mobile Mini, Inc.**
        Preliminary Proxy Statement on Schedule 14A
        Filed on April 7, 2008
        File No.: 001-12804

Dear Mr. Bunger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us supplementally with copies of all materials prepared by your financial advisors and shared with the board of directors and its representatives.. In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials. We may have further comments after we review these materials.

2. We note your statement on page 29 that Oppenheimer received financial forecasts from you. Please provide us supplementally with copies of these projections and

all other financial information you prepared for Oppenheimer. Please also confirm to us that these projections were not made to Mobile Storage Group or other potential merger candidates or, alternatively, revise your proxy statement to include them in the filing. We may have further comment.

3. The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction in a bullet point format.For further guidance, please see Item 1001 of Regulation M-A and Section II.F.2.a. of SEC Release 33-7760.

Questions and Answers About the Merger and Special Meeting of Stockholders, page 1

General

4. Please tell us what consideration you have given to including questions and answers about the following matters:

   ° that following the effectiveness of the merger, WCAS and its affiliated entities will control 19.1% of Mobile Mini's outstanding common stock (on an as converted basis and without giving effect to the 2,000,000 share purchase first discussed on page 45), and WCAS will have the right to appoint two directors to the Mobile Mini's board, as long as it owns no less than 2,000,000 shares of Mobile Mini's capital stock;
   ° whether the issuance of the preferred stock to the WCAS Stockholders will have a dilutive effect on the currently outstanding common stock; and
   ° whether the rights of the holders of common stock are subordinated to the rights of the holders of preferred stock and the extent of such subordination.

Q: Are there risks associated with the merger that stockholders of Mobile Mini should be aware of?, page 4

5. Please briefly disclose "the risks related to the merger" that you are referring to in your response or provide a cross reference to the appropriate section of the proxy where you discuss these risks in detail. Please revise and make corresponding changes to the other sections of the proxy which address issues raised by this comment.

Summary, page 5

6. Please add a section that briefly summarizes the reasons for the merger.

Conditions to Completion of the Merger, page 8

7. Please simplify your disclosures and organize your information in bullet point format to help shareholders better understand the merger conditions.

8. Please briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders' votes.

Information About the Special Meeting and Voting, page 17
Proxy Solicitation, page 19

9. In accordance with Item 4a-3(i) of Schedule 14A and to the extent applicable, please revise your disclosures to include any material terms of the arrangement with Morrow & Co. Additionally, confirm your understanding that all written soliciting materials, including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Exchange Act.

Proposals to be Considered and Voted Upon by Holders of Mobile Mini Common Stock at the Special Meeting, page 20

Proposal Three
Summary of the terms of the Series A Convertible Redeemable Participating Preferred Stock, page 20

10. Please remove the phrase the "following summary is a summary only and is qualified in all material respects by the provisions of the Certificate of Designations which is included as Exhibit D to Annex A" and revise your language in the second sentence. Please also apply this comment to the language that follows your subheadings for the Joinder Agreement and the Stockholders Agreement.

Liquidation Preference, page 21

11. The information as presented is too technical and confusing. Please provide a numerical example of how the liquidation preference is supposed to work.

The Merger, page 23

General

12. Item 1004(a)(2)(vii) of Regulation M-A requires you to disclose the federal income tax consequences of the transaction, if material.   Please confirm that

there are no material tax consequences resulting from the merger transaction.

Background of the Merger, page 23

13. Please disclose the reasons why Mobile Mini's board decided to explore strategic acquisitions resulting in the 2005 and 2007 meetings with Mobile Storage Group.

14. Further, the disclosure throughout this section does not describe in sufficient detail Mobile Mini's strategic view of the business at the time of the initial meeting with Mobile Storage Group or any other discussions regarding possible strategic alternatives with third parties and the reasons why those discussions were terminated. Please revise your disclosures accordingly.

15. Please disclose the "potential synergies" and the "potential strategic merits of a business combination" which you refer to in the last sentence of the third paragraph.

16. Your discussion of the background does not appear to discuss in reasonable detail the negotiation of the material terms of the merger agreement. As an example, we note your disclosure in the eighth paragraph on page 25. Please revise your disclosures accordingly.

Reasons for the Merger; Recommendation of the Board of Directors of Mobile Mini, page 26

17. Please briefly summarize and disclose the Board's analysis for each material factor, including the risks and countervailing factors discussed on page 27. For example, what amount did the board consider to be "slightly accretive" to earnings?

Opinion of Mobile Mini's Financial Advisor, page 28

18. Please confirm Deutsche Bank's role with respect to the transaction and revise your disclosure as necessary.

19. We note your disclosure in the last bullet point on page 28. Please delete this bullet point and if material, please disclose the other analyses, information and factors Oppenheimer considered in rendering its opinion.

20. We note your disclosure on page 30 stating that Oppenheimer is under no obligation to update, revise or reaffirm its opinion. Please disclose, if true, that no updated opinion will be obtained.

21. Please tell us why Oppenheimer did not undertake a discounted cash flow analysis

in rendering its fairness opinion.

22. Please disclose how Oppenheimer selected all of the companies used in the selected companies and selected transactions analyses. Further, disclose whether any companies meeting its criteria were excluded from the analyses and the reasons for doing so.

23. Please disclose the various levels and ranges of multiples of EBITDA and EBIT employed in Oppenheimer's selected companies and selected transactions analyses. Further disclose the basis for assuming the applicable range of the EBITDA and EBIT multiples.

24. On page 29, please disclose the basis for Oppenheimer's assumption that the forecasts and estimates relating to you were reasonably prepared on bases reflecting the best available information, estimates and judgments of your management. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Oppenheimer's reliance upon those materials to be reasonable.

Accretion/Dilution Analysis, page 32

25. Please disclose the "potential synergies" and "strategic benefits anticipated by Mobile Mini's management to result from the merger" that Oppenheimer considered in its accretion analysis.

26. Please expand your disclosure by providing the factual basis upon which Oppenheimer determined that "the merger could be accretive to Mobile Mini's calendar years 2008 and 2009 estimated EPS."

27. If there was a separate analysis related to dilution, please revise to disclose.

Miscellaneous, page 32

28. Please disclose the exact portion of the fee payable to Oppenheimer upon rendering of the fairness opinion and the amount of the contingent fee payable to it upon the consummation of the merger transaction.

Governmental and Regulatory Matters, page 33

29. Please update this information.

Financing, page 34

30. If material, please disclose the "certain fees" to the arrangers and lenders that you have agreed to pay.

31. Please also identify and disclose the names of the arrangers, if material.

32. Describe your plans to repay the financing. Refer to Item 1007(d) of Regulation M-A.

The Agreement and Plan of Merger, page 36

33. Please provide us with a list that briefly identifies the contents of the Target Disclosure Letter referred to in the Merger Agreement.

   Waiver of Standstill, page 45

34. The time period during which WCAS may purchase up to 2,000,000 shares of Mobile Mini's common stock seems open-ended.

   ° Please identify the exact time frame during which WCAS may execute the purchase orders.
   ° Please clarify that following WCAS's purchase of these shares, WCAS shall not have any voting rights with respect to the approval of the merger transaction.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 60

35. We note your column titled header 'Purchase Accounting Adjustments.' Based on your description of Adjustment "N" it appears that this column should more appropriately be called 'Financial Reclassifications' similar to the header used on your pro forma balance sheet. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Non-GAAP Measures, page 73

36. It appears that Mobile Storage Group's non-GAAP performance measure EBITDA has been adjusted to exclude certain costs which appear to have occurred in the previous two years and may be reasonably likely to recur in the future. Please refer to Item 10(e)(ii)(B) of Regulation S-K and our response to questions eight and nine of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" and tell us why you believe that these

adjustments are appropriate. Additionally, please enhance your disclosures to clearly explain to a reader how you use these measures and why you believe each type of adjustment is meaningful.

Critical Accounting Policies, page 77
Depreciation of Lease Equipment, page 78

37. Please amend your filing and enhance your disclosures to provide the reader with a better understanding of the impact that changes in the estimated useful lives and or salvage values of your lease equipment would have on your results. In this regard we note that you recently changed certain estimated lives and salvage values and depreciation represents a significant operating cost. Please also include a discussion of the factors you consider in estimating useful lives and salvage values.

Incorporation of Certain Documents by Reference, page 94

38. At the beginning of your MD&A discussion on page 65, you state that one of the documents incorporated by reference is Mobile Mini's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007; however, you have not listed this quarterly report here. Please revise the document accordingly.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies – Revenue Recognition, page F-10

39. We note in paragraph two that revenue from sales is recognized when the service is provided. Please confirm to us and update your disclosures to specifically address the four criteria necessary for revenue to be realized and earned in accordance with SAB Topic 13.1.

10. Stockholders' Equity, page F-23

40. Please amend your filing to include the weighted average grant-date fair value for each year or period that an income statement is provided as required by SFAS 123R paragraph A240c. In this regard we note your disclosure of the weighted average fair-market value of the options granted in 2007 and 2005 in your Summary of Significant Accounting Policies - Employee Stock Options disclosure, but not those options granted in 2006.

Annex B, Opinion of Oppenheimer & Co. Inc.

41. Please revise the opinion to state that Oppenheimer has consented to the summary of its opinion in the proxy statement, or include such a statement in the proxy statement.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Steven G. Bunger
Mobile Mini, Inc.
May 7, 2008
Page 9

You may contact Melinda Hooker, Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Lesli Sheppard, Special Counsel, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 354-8113**

John Reiss, Esq.
Daniel Latham, Esq.
David Johansen, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787